EXHIBIT 8.1

List of Subsidiaries

Subsidiaries

Name	Jurisdiction of Incorporation

Hailiang Education (HK) Limited	Hong Kong
Zhejiang Hailiang Education Consulting and Services Co., Ltd.	People’s Republic of China (“PRC”)

Affiliated Entities

Name	Jurisdiction of Incorporation

Zhejiang Hailiang Education Investment Co., Ltd.	PRC
Zhuji Hailiang Foreign Language School	PRC
Zhuji Private High School	PRC
Tianma Experimental School	PRC